                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X     Form 40-F
                                     ---             ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes           No X
                                   ---         ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2003                    ASHANTI GOLDFIELDS COMPANY LIMITED



                                            By:  /s/ Ernest Abankroh
                                                 -------------------
                                            Name:  Ernest Abankroh
                                            Title:  Company Secretary
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                            [ASHANTI GOLDFIELDS LOGO]

                             P R E S S R E L E A S E
                             -----------------------

FOR IMMEDIATE RELEASE                                          22 SEPTEMBER 2003


                       ASHANTI GOLDFIELDS COMPANY LIMITED
                     DENVER GOLD GROUP PRESENTATION WEBCAST

Ashanti's presentation at the Denver Gold Group's Mining Investment Forum will be webcast for the convenience of those who are not able to attend the conference in person. Sam Jonah, Ashanti's Chief Executive, will lead the presentation. The webcast can be accessed as follows:

                          WEDNESDAY, SEPTEMBER 24, 2003
                        11:20 - 11:55 A.M. MOUNTAIN TIME
       (1:20 P.M. - 1:55 P.M. EDT / 17:20 - 17:55 GMT / 18:20 - 18:55 BST)


The presentation can be accessed live at: www.ashantigold.com or at www.denvergold.org .


END

ENQUIRIES:

ASHANTI GOLDFIELDS COMPANY LIMITED
Kweku Awotwi                                          Tel:     + 233 21 772 331
Ernest Abankroh                                       Tel:     + 233 21 774 977
Corinne Gaisie                                        Tel:     + 44 20 7256 9938

THE GLOBAL CONSULTING GROUP
(North American Investors and Media)
Allan Jordan                                          Tel:     + 1 646 284 9400

GRANDFIELD
(UK Investors and Media)
Matthew Jervois                                       Tel:     +44 20 7417 4170